April 12, 2024

Ms. Jee Yeon Ahn

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Nomura Holdings, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2023
Filed June 28, 2023
File No. 001-15270

Dear Ms. Ahn:

We refer to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”), dated March 15, 2024 (the “Letter”) with respect to our annual report on Form 20-F of Nomura Holdings, Inc. (“Nomura”) for the fiscal year ended March 31, 2023 filed with the SEC on June 28, 2023 (the “Form 20-F”). Our response to the Staff’s comment in the Letter is set forth below. For your convenience, we have included the text of the Staff’s comment below and have keyed our response accordingly.

Form 20-F for the Fiscal Year Ended March 31, 2023

Consolidated Statements of Cash Flows, page F-13

1.

We note your disclosure that you have classified activities related to loans, net of allowance for credit losses as part of operating cash flows in the Consolidated Statements of Cash Flows. Please provide us with an accounting analysis supporting your conclusion that this activity is properly classified within cash flows from operating activities rather than cash flows from investing activities. Refer to ASC 230-10-45-12(e) and 13(a).

Response:

We have conducted a review of all presentation and classification matters within the Consolidated Statements of Cash Flows included in the Form 20-F and other recent filings, including the classification of activities related to Loans, net of allowance for credit losses. As a result of this review, we have revised the Consolidated Statements of Cash Flows, which involved reclassifying the cash flows associated with Loans, net of allowance for credit losses from operating activities to investing activities, and correcting certain other errors in the classification and presentation of cash flows within the Consolidated Statements of Cash Flows. These revisions have been reflected in an amendment to the Form 20-F (the “Form 20-F/A”) to be filed substantially concurrently with this response. Nomura is also furnishing corresponding amendments to certain of Nomura’s interim condensed consolidated financial statements, as applicable, that were previously furnished to the SEC under cover of Form 6-K.

As a result of the identified errors related to the preparation of the Consolidated Statements of Cash Flows, Nomura’s management has concluded that there was a material weakness in our internal controls over financial reporting as of March 31, 2023; this material weakness and related matters have also been disclosed in the Form 20-F/A. Please refer to the Form 20-F/A for details of the material weakness and our plans and actions to remediate it.

* * * * *

If you have any questions about this response letter, please contact the undersigned by e-mail.

Very truly yours,

/s/ Takumi Kitamura
Takumi Kitamura
Chief Financial Officer

cc:	Robert Klein
(Division of Corporation Finance,
U.S. Securities and Exchange Commission)

Keiji Hatano
(Sullivan & Cromwell LLP)

Hiroki Matsumura
(Ernst & Young ShinNihon LLC)

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